FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures

1.   Director/PDMR Shareholding annoucement made on 03 September 2007
2.   Director/PDMR Shareholding annoucement made on 10 September 2007
3.   Debt Invwestor Update announcement made on 17 September 2007
4.   Publication of Final Terms announcement made on 17 September 2007
5.   Final Terms announcement made on 18 September 2007
6.   US$ Pref Share Issue announcement made on 19 September 2007
7.   Final Terms annoucement made on 20 September 2007
8.   US$ Pref Share Issue annoucement made on 21 September 2007
9.   Publication of Prospectus announcement made on 24 September 2007
10.  Offer Memorandum announcement made on 25 September 2007
11.  Supplemtary Prospectus announcement made on 25 September 2007
12.  Multi Currency Offering announcement made on 25 September 2007
13.  Supplementary Prospectus announcement made on 26 September 2007
14.  Supplementary Prospectus announcement made on 26 September 2007
15.  Euro pref share pricing announcement made on 27 September 2007
16.  GBP pref share pricing announcement made on 27 September 2007
17.  Pref capital securities price announcement made on 27 September 2007
18.  fixed/floating pricing announcement made on 27 September 2007
19.  US$ pref share pricing announcement made on 27 September 2007

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

3 September 2007

18. Period during which or date on which it can be exercised

01 October 2010 to 31 March 2011

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

846 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£4.69

22. Total number of shares or debentures over which options held following notification

623,829

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Sharesave Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

3 September 2007
--------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

3 September 2007

18. Period during which or date on which it can be exercised

01 October 2010 to 31 March 2011

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

1,611 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£4.69

22. Total number of shares or debentures over which options held following notification

1,151,917

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Sharesave Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

3 September 2007

--------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

3 September 2007

18. Period during which or date on which it can be exercised

1 October 2012 to 31 March 2013

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

837 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£4.69

22. Total number of shares or debentures over which options held following notification

546,512

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Sharesave Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

3 Septmber 2007

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

200,708 shares 0.00174%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

- Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,031 shares 0.00707%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007

-----------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

618,869 shares 0.00537%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007
------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,318 shares 0.00017%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007

------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,317 shares 0.00031%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007

------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.475

14. Date and place of transaction

7 September 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

68,165 shares 0.00059%

16. Date issuer informed of transaction

7 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 September 2007

Enclosure 3

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS

DEBT INVESTOR UPDATE

17th September 2007

The Royal Bank of Scotland Group plc (RBSG) has mandated Merrill Lynch & Co. and
The Royal Bank of Scotland plc to arrange a debt investor update in relation to the offer for ABN AMRO made by the consortium of Fortis, RBSG and Santander. The update will commence on Tuesday 18th September.

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

Copies of this announcement may not be published, distributed or transmitted in or into the United States. This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer, its management and its financial statements.

For further information please contact:

The Royal Bank of Scotland Group plc

Guy Whittaker              Ron Huggett
Group Finance Director     Director, Capital Management and Securitisation
Executive House G          280 Bishopsgate
RBS Gogarburn              London
PO Box 1000                EC2M 4RB
Edinburgh                  Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Enclosure 4

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$600,000,000 Senior
Floating Rate Notes due September 2008 (the "Notes") issued under its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 8 August 2007 (the "Prospectus") relating to the Program, which constitutes a base prospectus for the purposes of the
Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9850d_-2007-9-17.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 5

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$275,000,000 Senior
Floating Rate Notes due September 2008 (the "Notes") issued under its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 8 August 2007 (the "Prospectus") relating to the Program, which constitutes a base prospectus for the purposes of the
Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0694e_-2007-9-18.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management & Securitisation

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 6

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS

US DOLLAR PREFERENCE SHARE ISSUE

19th September 2007

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to issue Category II Non-cumulative Dollar Preference Shares to be designated Series T ("the Series T Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series T ADRs") in the United
States, at a subscription price of US$25.00 per share.

The Series T Preference Shares will be issued under a Form F-3 Shelf
Registration Statement which the Group has filed with the US Securities and
Exchange Commission and which provides for the offer and sale from time to time of, among other things, the Group's dollar preference shares.

Application will be made to list the Series T ADRs on the New York Stock
Exchange.

The Group is being advised in connection with the issue by Merrill Lynch & Co.,
RBS Greenwich Capital, Morgan Stanley, UBS Investment Bank and Wachovia
Securities.

The net proceeds from the sale of the Series T Preference Shares will be used to fund in part the cash portion attributable to the Group of the offer by a consortium, including the Group, to acquire ABN AMRO Holding N.V., to strengthen the Group's capital base and for general corporate purposes.

For further information, or to obtain a prospectus, please contact:

The Royal Bank of Scotland Group plc

Guy Whittaker                Ron Huggett
Group Finance Director       Director, Capital Management and Securitisation
Executive House G            280 Bishopsgate
RBS Gogarburn                London
PO Box 1000                  EC2M 4RB
Edinburgh                    Tel: 020 7085 4925
EH12 1HQ                     Morgan Stanley
Tel: 0131 523 2028           Alexandra MacMahon

Merrill Lynch International  20 Bank Street
Siddharth Prasad             Canary Wharf
Merrill Lynch Financial      London
Centre
2 King Edward Street         E14 4AD
London                       Tel: 020 7677 5099
EC1A 1HQ                     Wachovia Securities
Tel: 020 7996 5320           Stuart Aylward

UBS Investment Bank          1 Plantation Place
Gary Abrahams                30 Fenchurch Street
100 Liverpool Street         London
London                       EC3M 3BD
EC2M 2RH                     Tel: 020 7149 8485
Tel: 020 7567 2661           For a copy of the prospectus, please call
                             1-866-289-1262.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series T Preference Shares or the Series T ADRs in any state in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act
2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the
United Kingdom; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial
Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial
Promotion Order"); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial
Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

Enclosure 7

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's JPY100,000,000,000
Floating Rate Notes due September 2012 (the "Notes") issued under its
£45,000,000,000 Euro Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 18 June 2007 as supplemented by the
Supplementary Prospectuses dated 24 July 2007 and 7 August 2007, (together, the
"Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2192e_-2007-9-20.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 8

THE ROYAL BANK OF SCOTLAND GROUP PLC AGREES PRICE FOR US$1.45 BILLION PREFERENCE
SHARE ISSUE

21st September 2007

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing on 20th September, 2007 of 58,000,000 Category II Non-cumulative Dollar
Preference Shares to be designated Series T ("the Series T Dollar Preference
Shares"), which will be issued in the form of American Depositary Receipts ("the
Series T ADRs") in the United States, at a subscription price of US$25.00 per share, with an annual dividend rate of US$1.8125 per share.

Non-cumulative preferential dividends on the Series T Dollar Preference Shares will be payable in US dollars quarterly in arrears on 31 March, 30 June, 30
September and 31 December, at a rate of US$1.8125 annually per Series T Dollar
Preference Share. The first dividend is payable on 31 December 2007. The Series
T Dollar Preference Shares can be redeemed in whole, but not in part, by the
Group, at any time on or after 31 December 2012 at US$25.00 per share, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by Merrill Lynch & Co.,
RBS Greenwich Capital, Morgan Stanley, UBS Investment Bank and Wachovia
Securities.

For further information, or to obtain a copy of the related prospectus, please contact;

The Royal Bank of Scotland Group plc

Guy Whittaker                           Ron Huggett
Group Finance Director                  Director,
Executive House G                       Capital Management and Securitisation
RBS Gogarburn                           280 Bishopsgate
PO Box 1000                             London
Edinburgh                               EC2M 4RB
EH12 1HQ                                Tel: 020 7085 4925
Tel: 0131 523 2028

Merrill Lynch International          Morgan Stanley
Siddharth Prasad                        Alexandra MacMahon
Merrill Lynch Financial Centre          20 Bank Street
2 King Edward Street                    Canary Wharf
London                                  London
EC1A 1HQ                                E14 4AD
Tel: 020 7996 5320                      Tel: 020 7677 5099

UBS Investment Bank                  Wachovia Securities
Gary Abrahams                           Stuart Aylward
100 Liverpool Street                    1 Plantation Place
London                                  30 Fenchurch Street
EC2M 2RH                                London
Tel: 020 7567 2661                      EC3M 3BD
                                        Tel: 020 7149 8485

                                       For a copy of the prospectus, please call
                                       1-866-289-1262.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series T Dollar Preference
Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

Enclosure 9

Publication of Prospectuses, Class 1 Circular and Financial Statements

1. Prospectuses:

The following prospectuses have been approved by the UK Listing Authority and are available for viewing:

Prospectus dated 20 July 2007 for The Royal Bank of Scotland Group plc: Proposed
issue of up to 556,143,700 ordinary shares of 25 pence each in The Royal Bank of
Scotland Group plc and Proposed admission of up to 556,143,700 ordinary shares in The Royal Bank of Scotland Group plc to the Official List and to
trading on the market for listed securities of the London Stock Exchange

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4004e_-2007-9-24.pdf

Supplementary Prospectus dated 14 August 2007 for The Royal Bank of Scotland
Group plc: Proposed issue of up to 556,143,700 ordinary shares of 25 pence each in The Royal Bank of Scotland Group plc and Proposed admission of up to
556,143,700 ordinary shares in The Royal Bank of Scotland Group plc to the
Official List and to trading on the market for listed securities of the London
Stock Exchange

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4004e_1-2007-9-24.pdf

2. Class I Circular:

The following circular has been approved by the UK Listing Authority and is available for viewing:

Class 1 Circular dated 20 July 2007 for The Royal Bank of Scotland Group plc:
Proposed Offers for ABN AMRO Holding N.V. and Notice of Extraordinary General
Meeting

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4004e_2-2007-9-24.pdf

3. Financial Statements:

A copy of each of the following Audited Consolidated Financial Statements are also available for viewing:

Audited Consolidated Half Year Financial Statements for The Royal Bank of
Scotland Group plc as at and for the half year ended 30 June 2007 on Form 6-K

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4004e_3-2007-9-24.pdf

Audited Consolidated Annual Financial Statements for The Royal Bank of Scotland
Group plc as at and for the financial year ended 31 December 2006 on Form 20-F

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4004e_4-2007-9-24.pdf

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 10

Publication of Supplementary Offering Memorandum

The following supplementary offering memorandum has been approved by the UK
Listing Authority and is available for viewing:

Supplementary Offering Memorandum for The Royal Bank of Scotland Group plc/The
Royal Bank of Scotland plc US$35,000,000,000 Medium-Term Note Program

To view the full Supplementary Offering Memorandum, please paste the following
URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4211e_-2007-9-25.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management & Securitisation

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering
Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum
is not addressed. Prior to relying on the information contained in the Offering
Memorandum and the Supplementary Offering Memorandum, you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 11

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £45,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4212e_-2007-9-25.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 12

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS

MULTI CURRENCY OFFERING OF PREFERED SECURITIES

25th September 2007

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to launch multiple currency offers of prefered securities. The Group has mandated Merrill Lynch and RBS as joint bookrunners for this transaction.
The multi-tranche, multi-currency issue will be launched in the near future, subject to market conditions.

Copies of this announcement may not be published, distributed or transmitted in or into the United States. This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer, its management and its financial statements.

For further information, please contact:

The Royal Bank of Scotland Group plc

Guy Whittaker                   Ron Huggett
Group Finance Director          Director, Capital Management and Securitisation
Executive House G               280 Bishopsgate
RBS Gogarburn                   London
PO Box 1000                     EC2M 4RB
Edinburgh                       Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Merrill Lynch International  RBS
Siddharth Prasad                David Carmalt
Merrill Lynch Financial Centre  135 Bishopsgate
2 King Edward Street            London
London                          EC2M 3UR
EC1A 1HQ                        Tel: 020 7085 6754
Tel: 020 7996 5320

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

Enclosure 13

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$945,000,000 Senior
Floating Rate Notes due September 2008 (the "Notes") issued under its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 8 August 2007, as supplemented by the
Supplementary Prospectus dated 25 September 2007, (the "Prospectus") relating to the Program, which constitutes a base prospectus for the purposes of the
Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5697e_-2007-9-26.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 14

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$1,525,000,000 Senior
Floating Rate Notes due September 2008 (the "Notes") issued under its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 8 August 2007, as supplemented by the
Supplementary Prospectus dated 25 September 2007, (the "Prospectus") relating to the Program, which constitutes a base prospectus for the purposes of the
Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5713e_-2007-9-26.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management & Securitisation

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 15

THE ROYAL BANK OF SCOTLAND GROUP PLC PRICES EUR 1.3 BILLION PREFERENCE SHARE
ISSUE

27th September 2007

The Royal Bank of Scotland Group plc ("the Group") has priced EUR 1.3 billion
Non-cumulative EUR Preference Shares to be designated Series 3 ("EUR Preference
Shares").

The EUR Preference Shares will pay a fixed 7.0916% dividend per annum, payable annually in arrear on September 30 until September 29, 2017. The EUR Preference
Shares are redeemable at the option of the Group in whole but not in part on
September 29, 2017 and on any dividend payment date thereafter at par. After
September 29, 2017 the dividend rate will adjust to 3-month Euribor + 2.33%. The
EUR Preference Shares have a liquidation preference of EUR 50,000 each.

The Group is being advised in connection with the issue by Merrill Lynch
International and The Royal Bank of Scotland.

For further information please contact;

The Royal Bank of Scotland Group plc
Guy Whittaker                       Ron Huggett
Group Finance Director              Director,
Executive House G                   Capital Management and Securitisation
RBS Gogarburn                       280 Bishopsgate
PO Box 1000                         London
Edinburgh                           EC2M 4RB
EH12 1HQ                            Tel: 020 7085 4925
Tel: 0131 523 2028

Merrill Lynch International         RBS
Siddharth Prasad                    David Carmalt
Merrill Lynch Financial Centre      135 Bishopsgate
2 King Edward Street                London
London                              EC2M 3UR
EC1A 1HQ                            Tel: 020 7085 6754
Tel: 020 7996 5320

This announcement is not directed at persons in the United States or U.S.
persons within the meaning of Regulation S under the U.S. Securities Act of 1933
("U.S. Persons"). This announcement does not constitute an offer for sale in the
United States or to U.S. Persons. The securities described herein have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to U.S. Persons.

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

This announcement is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the "Directive") and/or Part VI of the Financial
Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive.

Enclosure 16

THE ROYAL BANK OF SCOTLAND GROUP PLC PRICES GBP 750 MILLION
PREFERENCE SHARE ISSUE

27th September 2007

The Royal Bank of Scotland Group plc ("the Group") has priced GBP 750 million
Non-cumulative GBP Preference Shares to be designated Series 1 ("GBP Preference
Shares").

The GBP Preference Shares will pay a fixed 8.162% dividend per annum payable annually in arrears on September 30 until October 5, 2012. The GBP Preference
Shares are redeemable at the option of the Issuer in whole but not in part on
October 5, 2012 and on any distribution payment date thereafter at par. After
October 5, 2012 the dividend rate will adjust to 3-month Sterling Libor + 2.33%.
The GBP Preference Shares have a liquidation preference of GBP 1,000 each.

The Group is being advised in connection with the issue by Merrill Lynch
International and The Royal Bank of Scotland.

For further information please contact;

The Royal Bank of Scotland Group plc

Guy Whittaker                       Ron Huggett
Group Finance Director              Director,
Executive House G                   Capital Management and Securitisation
RBS Gogarburn                       280 Bishopsgate
PO Box 1000                         London
Edinburgh                           EC2M 4RB
EH12 1HQ                            Tel: 020 7085 4925
Tel: 0131 523 2028

Merrill Lynch International      RBS
Siddharth Prasad                    David Carmalt
Merrill Lynch Financial Centre      135 Bishopsgate
2 King Edward Street                London
London                              EC2M 3UR
EC1A 1HQ                            Tel: 020 7085 6754
Tel: 020 7996 5320

This announcement is not directed at persons in the United States or U.S.
persons within the meaning of Regulation S under the U.S. Securities Act of 1933
("U.S. Persons"). This announcement does not constitute an offer for sale in the
United States or to U.S. Persons. The securities described herein have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to U.S. Persons.

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

This announcement is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the "Directive") and/or Part VI of the Financial
Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive.

Enclosure 17

THE ROYAL BANK OF SCOTLAND GROUP PLC PRICES US$ 1.6 BILLION
PREFERRED CAPITAL SECURITIES

27th September 2007

The Royal Bank of Scotland Group plc ("the Group") has priced US$ 1.6 billion in aggregate principal amount of Preferred Capital Securities ("US$ Preferred
Securities").

The US$ Preferred Securities will pay a fixed 6.99% coupon per annum payable semi-annually in arrear on April 5 and October 5 until October 5, 2017. The US$
Preferred Securities are redeemable at the option of the Group in whole but not in part on October 5, 2017 and on any coupon payment date thereafter at par.
After October 5, 2017 the coupon rate will adjust to 3-month US$ Libor + 2.67%.
The US$ Preferred Securities will be issued in minimum denominations of US$
100,000 and integral multiples of US$1,000 in excess thereof.

The US$ Preferred Securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

For further information, please contact;

The Royal Bank of Scotland Group plc

Guy Whittaker                  Ron Huggett
Group Finance Director         Director,
Executive House G              Capital Management and Securitisation
RBS Gogarburn                  280 Bishopsgate
PO Box 1000                    London
Edinburgh                      EC2M 4RB
EH12 1HQ                       Tel: 020 7085 4925
Tel: 0131 523 2028

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

This announcement is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the "Directive") and/or Part VI of the Financial
Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive.

Enclosure 18

THE ROYAL BANK OF SCOTLAND GROUP PLC PRICES CAD 600 MILLION FIXED/FLOATING
UNDATED CALLABLE STEP-UP TIER 1 NOTES

27th September 2007

The Royal Bank of Scotland Group plc ("the Group") has priced CAD 600 million in aggregate principal amount of Fixed/Floating Undated Callable Step-Up Tier 1
Notes to be designated Series 2851 ("CAD Tier 1 Notes").

The CAD Tier 1 Notes will pay a fixed 6.666% coupon per annum payable semi-annually in arrear on April 5 and October 5 until October 5, 2017. The CAD
Tier 1 Notes are redeemable at the option of the Group in whole or in part on
October 5, 2017, and on any interest payment date thereafter, at par. After
October 5, 2017 the interest rate payable on the CAD Tier 1 Notes will adjust to
3-month CAD Libor + 2.76%. The CAD Tier 1 Notes are issued in denominations of
CAD 100,000 and integral multiples of CAD 1,000 in excess thereof up to and including CAD 199,000.

The Group is being advised in connection with the issue by Merrill Lynch
International and The Royal Bank of Scotland.

For further information please contact;

The Royal Bank of Scotland Group plc
Guy Whittaker                       Ron Huggett
Group Finance Director              Director,
Executive House G                   Capital Management and Securitisation
RBS Gogarburn                       280 Bishopsgate
PO Box 1000                         London
Edinburgh                           EC2M 4RB
EH12 1HQ                            Tel: 020 7085 4925
Tel: 0131 523 2028

Merrill Lynch International         RBS
Siddharth Prasad                    David Carmalt
Merrill Lynch Financial Centre      135 Bishopsgate
2 King Edward Street                London
London                              EC2M 3UR
EC1A 1HQ                            Tel: 020 7085 6754
Tel: 020 7996 5320

This announcement is not directed at persons in the United States or U.S.
persons within the meaning of Regulation S under the U.S. Securities Act of 1933
("U.S. Persons"). This announcement does not constitute an offer for sale in the
United States or to U.S. Persons. The securities described herein have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to U.S. Persons.

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

This announcement is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the "Directive") and/or Part VI of the Financial
Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive.

Enclosure 19

THE ROYAL BANK OF SCOTLAND GROUP PLC PRICES US$ 1.5 BILLION
PREFERENCE SHARE ISSUE

27th September 2007

The Royal Bank of Scotland Group plc ("the Group") has priced US$ 1.5 billion
Category II Non-cumulative US$ Preference Shares to be designated Series U ("US$
Preference Shares").

The US$ Preference Shares will pay a fixed 7.64% dividend per annum payable semi-annually in arrear on March 31 and September 30 until September 29, 2017.
The US$ Preference Shares are redeemable at the option of the Group in whole but not in part on September 29, 2017 and on any dividend payment date every ten years thereafter at par. After September 29, 2017 the dividend rate will adjust to 3-month US$ Libor + 2.32%. The US$ Preference Shares have a liquidation preference of US$ 100,000 each.

The Group is being advised in connection with the issue by Merrill Lynch & Co.
and RBS Greenwich Capital.

For further information, or to obtain a copy of the related prospectus, please contact;

The Royal Bank of Scotland Group plc

Guy Whittaker                       Ron Huggett
Group Finance Director              Director,
Executive House G                   Capital Management and Securitisation
RBS Gogarburn                       280 Bishopsgate
PO Box 1000                         London
Edinburgh                           EC2M 4RB
EH12 1HQ                            Tel: 020 7085 4925
Tel: 0131 523 2028

Merrill Lynch International         RBS
Siddharth Prasad                    David Carmalt
Merrill Lynch Financial Centre      135 Bishopsgate
2 King Edward Street                London
London                              EC2M 3UR
EC1A 1HQ                            Tel: 020 7085 6754
Tel: 020 7996 5320

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial
Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this announcement does constitute an inducement to engage in any investment activity included within this announcement, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United
Kingdom (the "Financial Promotion Order"); (iii) persons who fall within
Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iv) any other persons to whom this announcement for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the announcement is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 September 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat